SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Metromile, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

591697107

(CUSIP Number)

February 9, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591697107

1	NAMES OF REPORTING PERSONS Intact Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,052,040
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,052,040

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,052,040
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 126,727,494 shares of common stock outstanding as of February 9, 2021, as reported in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on February 11, 2021.

CUSIP No. 591697107

1	NAMES OF REPORTING PERSONS Intact Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,052,040
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,052,040
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,052,040
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 126,727,494 shares of common stock outstanding as of February 9, 2021, as reported in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on February 11, 2021.

CUSIP No. 591697107

Item 1.

(a)	Name of Issuer:

Metromile, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

425 Market Street #700 San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing:

Intact Financial Corporation

Intact Ventures Inc.

Intact Financial Corporation (“IFC”) and Intact Ventures Inc. (“Intact”) have entered into a Joint Filing Agreement, dated February 19, 2021, a copy of which is filed as Exhibit 99.1 to this Schedule 13G, pursuant to which such reporting persons have agreed to file this statement and amendments thereto jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each reporting person is 700 University Ave, Suite 1500-A, Toronto, Ontario, Canada M5G 0A1.

(c)	Citizenship:

See Item 4 of the cover pages attached hereto.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

(e)	CUSIP Number:

591697107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Consists of 10,052,040 shares of common stock owned directly by Intact, which is a wholly-owned subsidiary of IFC. IFC may be deemed to have a beneficial interest in the shares held by Intact and disclaims beneficial ownership of such shares.

Intact may also acquire 1,411,842 additional shares of common stock, which become immediately payable to Intact if the closing share price of the common stock is greater than $15.00 over any twenty trading days within any thirty trading day period at any time during the twenty-four months following the closing of the business combination between the Issuer (formerly known as INSU Acquisition Corp. II) and Metromile Operating Company (formerly known as MetroMile, Inc.).

(b)	Percent of class:

7.9% (based upon an aggregate of 126,727,494 shares of common stock outstanding as of February 9, 2021, as reported in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on February 11, 2021).

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Intact has the sole power to vote or to direct the vote of 10,052,040 shares of common stock.

(ii) Shared power to vote or to direct the vote:

IFC may be deemed to have shared power to vote or direct the vote of 10,052,040 shares of common stock. IFC disclaims such beneficial ownership of such shares.

(iii) Sole power to dispose or to direct the disposition:

Intact has the sole power to dispose or to direct the disposition of 10,052,040 shares of common stock.

(iv) Shared power to dispose or to direct the disposition:

IFC may be deemed to have shared power to dispose or direct the disposition of 10,052,040 shares of common stock. IFC disclaims such beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2021

INTACT FINANCIAL CORPORATION

By:	/s/ Frédéric Cotnoir
Name:	Frédéric Cotnoir
Title:	Senior Vice President, Corporate and Legal Services, and Secretary

INTACT VENTURES INC.

By:	/s/ Frédéric Cotnoir
Name:	Frédéric Cotnoir
Title:	Senior Vice President, Corporate and Legal Services, and Secretary